Exhibit 99.1

Stellantis To Hold “EV Day 2021” Today and Provides Update on H1 2021 Trading Performance

AMSTERDAM, July 8, 2021 -- Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) will host at 2:30 p.m. CEST / 8:30 a.m. EDT its EV Day 2021. Carlos Tavares, Chief Executive Officer at Stellantis, will share Stellantis’ comprehensive electrification strategy. Touchpoints of the presentations will include:

•Significant investments in electrification technology and connected software
•Remaining an industry frontrunner in efficiency via maximized synergies from the merged company
•Competitive electrified products that enhance the unique character of each of the Company’s vehicle brands
•Offering a full suite of solutions for private, business and fleet customers that help simplify BEV ownership
•Flexible, BEV-by-design platforms and electric drive modules that cover a wide range of vehicle segments to deliver economies of scale and efficiencies
•Class-leading EV batteries in energy efficiency and cost

Stellantis also announced today preliminary expectations regarding its 2021 First Half trading performance and certain financial results. The Company expects a strong margin performance for the First Half of 2021, due to positive pricing and product mix. The global Stellantis team has also responded strongly to volume constraints caused by semi-conductor shortages, implementing very effective cost control measures. As a consequence, Adjusted Operating Income margins in the First Half of 2021 are expected to exceed the previously communicated full year margin guidance range of 5.5% to 7.5%, despite volume losses compared to planned production rates.

For the First Half of 2021, consistent with expectations as communicated in the First Quarter 2021 results conference call, Stellantis expects negative Industrial Free Cash Flows due to the negative working capital impact of the lower than planned production volumes. A very promising start of the execution of synergies, well on track to exceed the first year target, should materially contribute to the full year cash flow performance, which is still expected to be positive.

Details for accessing the Stellantis EV Day 2021 digital event are available under the Investors section of the Stellantis corporate website at www.stellantis.com. The event begins at 2:30 p.m. CEST / 8:30 a.m. EDT.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Bertrand BLAISE +33 6 33 72 61 86
Valérie GILLOT +33 6 83 92 92 96
Pierre-Olivier SALMON +33 6 76 86 45 48
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Group's vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, is included in the Group's reports and filings with the U.S. Securities and Exchange Commission, AFM, and CONSOB.